Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-253693

$2,000,000,000 8.000% Fixed Rate Resetting Perpetual Subordinated Contingent

Convertible Securities

Barclays PLC

Pricing Term Sheet

Issuer	Barclays PLC (the “Issuer”).

Securities	$2,000,000,000 8.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (the “Securities”).

Expected Issue Ratings[1]	Ba2 (Moody’s) / B+ (S&P) / BBB- (Fitch)

Status	Perpetual Subordinated Contingent Convertible Securities.

Legal Format	SEC registered.

Principal Amount	$2,000,000,000

Trade Date	August 1, 2022

Settlement Date	August 8, 2022 (T+5) (the “Issue Date”).

Maturity Date	Perpetual, with no fixed maturity or fixed redemption date.

Optional Call Dates	On any day falling in the period commencing on (and including) March 15, 2029 and ending on (and including) the first Reset Date (as defined below) or on any subsequent Reset Date.

Preliminary Prospectus Supplement	Preliminary prospectus supplement dated August 1, 2022 (the “Preliminary Prospectus Supplement”) incorporating the Prospectus dated March 1, 2021 relating to the Securities (the “Base Prospectus”). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgment	Yes. See section entitled “Description of Contingent Capital Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Initial Interest Period

Initial Fixed Rate	8.000% per annum, from and including August 8, 2022 to, but excluding, September 15, 2029.

Initial Interest Payment Dates	Quarterly in arrear on March 15, June 15, September 15 and December 15 of each year up to and including September 15, 2029, commencing on December 15, 2022 (long first interest period).

U.S. Treasury	UST 2 5/8% due July 31, 2029

U.S. Treasury Rate / Price	2.647% / 99-27+

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Interest Periods Following Any Reset Date

Interest Rate Following Any Reset Date	The applicable U.S. Treasury Rate (such term subject to the provisions described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Determination of Subsequent Interest Rate” in the Preliminary Prospectus Supplement) on the relevant Reset Determination Date (as defined below) plus the Margin (as defined below) (the “Subsequent Interest Rate”), from and including the relevant Reset Date to (but excluding) the next following Reset Date.

Reset Date	September 15, 2029, and each fifth anniversary thereafter (each a “Reset Date”).

Interest Payment Dates Following Any Reset Date	Quarterly in arrear on March 15, June 15, September 15 and December 15 of each year commencing on December 15, 2029.

Spread to U.S. Treasury Rate	543.1bps (the “Margin”).

Reset Determination Date	The second Business Day immediately preceding each Reset Date (each a “Reset Determination Date”).

U.S. Treasury Rate and fallbacks

“U.S. Treasury Rate” means, with respect to any Reset Period for which such rate applies, the rate per annum equal to: (1) the yield, under the heading which represents the average for the week immediately prior to the applicable Reset Determination Date, appearing in the most recently published statistical release designated “H.15”, or any successor publication that is published by the Board of Governors of the Federal Reserve System that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, under the caption “Treasury constant maturities”, for the maturity of five years; or (2) if such release (or any successor release) is not published during the week immediately prior to such Reset Determination Date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Reset Determination Date.

The U.S. Treasury Rate shall be calculated by the Calculation Agent (as defined below).

If the U.S. Treasury Rate cannot be determined, for whatever reason, as described under (1) or (2) above, “U.S. Treasury Rate” means the rate in percentage per annum as notified by the Calculation Agent to the Issuer equal to the yield on U.S. Treasury securities having a maturity of five years as set forth in the most recently published statistical release designated “H.15” under the caption “Treasury constant maturities” (or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury constant maturities” for the maturity of five years) at 5:00 p.m. (New York City time) on the last available date preceding the Reset Determination Date on which such rate was set forth in such release (or any successor release).

Certain Other Terms and Information

Business Days	“Business Day” means any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, United Kingdom, or in New York City, New York.

Day Count Fraction	30/360, following, unadjusted.

Interest Payments Discretionary	Interest on the Securities will be due and payable only at the sole discretion of the Issuer, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Interest Cancellation—Interest Payments Discretionary” in the Preliminary Prospectus Supplement.

Restriction on Interest Payments	As described in the Preliminary Prospectus Supplement, the Issuer shall not make an interest payment on the Securities on any interest payment date (and such interest payment shall therefore be deemed to have been cancelled and thus shall not be due and payable on such interest payment date) if:

(1) the Issuer has an amount of Distributable Items on such interest payment date that is less than a certain level; or

(2) the Solvency Condition is not satisfied in respect of such interest payment, as further described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Interest Cancellation—Restriction on Interest Payments” in the Preliminary Prospectus Supplement.

Agreement to Interest Cancellation	By subscribing for, purchasing or otherwise acquiring the Securities, holders of the Securities acknowledge and agree to the provisions described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Interest Cancellation—Agreement to Interest Cancellation” in the Preliminary Prospectus Supplement.

Ranking

Subordinated to the claims of Senior Creditors (as defined below), as described in further detail in the Preliminary Prospectus Supplement.

“Senior Creditors” means creditors of the Issuer (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding-up or administration of the Issuer or otherwise) to the claims of unsubordinated creditors of the Issuer but not further or otherwise; (iii) who are creditors in respect of any secondary non-preferential debts; or (iv) whose claims are, or are expressed to be, junior to the claims of other creditors of the Issuer, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the Securities.

Capital Adequacy Trigger Event

A “Capital Adequacy Trigger Event” shall occur if at any time the fully loaded CET1 Ratio is less than 7.00%.

Whether a Capital Adequacy Trigger Event has occurred at any time shall be determined by the Issuer and such determination shall be binding on the trustee and holders of the Securities.

Automatic Conversion Upon Capital Adequacy Trigger Event

An Automatic Conversion will occur without delay upon the occurrence of a Capital Adequacy Trigger Event.

“Automatic Conversion” means the irrevocable and automatic release of all of the Issuer’s obligations under the Securities (other than the CSO Obligations, if any) in consideration of the Issuer’s issuance of the Conversion Shares at the Conversion Price to the Conversion Shares Depository (on behalf of the holders of the Securities) or to the relevant recipient, in accordance with the terms of the Securities and as described in the Preliminary Prospectus Supplement.

Conversion Price	$2.02 per Conversion Share, subject to certain anti-dilution adjustments, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Anti-Dilution” in the Preliminary Prospectus Supplement and the provisions described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Conversion Shares Offer” in the Preliminary Prospectus Supplement. On the Issue Date, the Conversion Price is equivalent to the Conversion Shares Offer Price (as defined herein) translated into U.S. dollars at an exchange rate of £1.00 = $1.23.

Conversion Shares Offer	Following an Automatic Conversion, the Issuer may, in its sole and absolute discretion, elect that the Conversion Shares Depository make an offer of all or some of the Conversion Shares to all or some of the Issuer’s ordinary shareholders at such time at a cash price per Conversion Share equal to the Conversion Shares Offer Price, as further described in the Preliminary Prospectus Supplement.

Conversion Shares Offer Price	£1.65 per Conversion Share (subject to certain anti-dilution adjustments, as described in the Preliminary Prospectus Supplement).

Optional Redemption	The Securities are redeemable, in whole but not in part, on any day falling in the period commencing on (and including) March 15, 2029 and ending on (and including) the first Reset Date or on any subsequent Reset Date at the option of the Issuer, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Redemption—Optional Redemption” in the Preliminary Prospectus Supplement.

Regulatory Event Redemption	The Securities are also redeemable, in whole but not in part, at any time at the option of the Issuer in the event of a change in certain U.K. regulatory capital requirements, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Redemption—Regulatory Event Redemption” in the Preliminary Prospectus Supplement.

Tax Redemption	The Securities are also redeemable, in whole but not in part, at any time at the option of the Issuer upon the occurrence of certain tax events, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Redemption—Tax Redemption” in the Preliminary Prospectus Supplement.

Denominations	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN / CUSIP / FISN / CFI Code	US06738EBX22 / 06738E BX2 / BARCLAYS PLC/NT CONV PERP SUB / DCFUQR

Legal Entity Identifier (“LEI”) Code	213800LBQA1Y9L22JB70

Reoffer Yield	8.078% (Semi Annual).

Issue Price	100.000%.

Estimated Underwriter Compensation	1.000% of the principal amount of the Securities.

Estimated Net Proceeds	$1,980,000,000

Sole Structuring Adviser and Sole Bookrunner	Barclays Capital Inc.

Joint Lead Managers (no books)	BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerz Markets LLC, ING Financial Markets LLC, J.P. Morgan Securities LLC, Natixis Securities Americas LLC, Santander Investment Securities Inc., SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, UBS Securities LLC, UniCredit Capital Markets LLC

Senior Co-Managers	BBVA Securities Inc., BMO Capital Markets Corp., CIBC World Markets Corp., Danske Markets Inc., Deutsche Bank Securities Inc., Lloyds Securities Inc., Mizuho Securities USA LLC, nabSecurities, LLC, Nordea Bank ABP, SG Americas Securities, LLC

Co-Managers	Academy Securities, Inc., AmeriVet Securities, Inc., Bancroft Capital, LLC, Blaylock Van, LLC, Citizens Capital Markets, Inc., C.L. King & Associates, Inc., Great Pacific Securities, Loop Capital Markets LLC, Mischler Financial Group, Inc., PNC Capital Markets LLC, QNB Capital LLC, Roberts and Ryan Investments Inc, R. Seelaus & Co., LLC, Samuel A. Ramirez & Company, Inc., Stern Brothers & Co, Telsey Advisory Group LLC, U.S. Bancorp Investments, Inc.

Documentation	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-253693) and to be issued pursuant to the Contingent Capital Securities Indenture dated August 14, 2018 (as heretofore amended and supplemented), between the Issuer, The Bank of New York Mellon SA/NV, Luxembourg Branch, as contingent capital registrar (the “Registrar”) and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the Seventh Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Registrar and the Trustee.

Risk Factors	An investment in the Securities involves risks. See “Risk Factors” section beginning on page S-26 of the Preliminary Prospectus Supplement.

Settlement	The Depository Trust Company.

Listing	International Securities Market of the London Stock Exchange.

Calculation Agent	The Bank of New York Mellon, London Branch, or its successor appointed by the Issuer.

Governing Law	New York law, except for subordination provisions and waiver of set-off provisions which will be governed by English law.

Definitions	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read each of the Base Prospectus, the Preliminary Prospectus Supplement for this offering in that registration statement, and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-866-603-5847.

U.K. FCA CoCo restriction. No PRIIPs or U.K. PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the United Kingdom. No sales to retail clients (as defined in COBS 3.4) in the U.K.

It is expected that delivery of the Securities will be made for value on or about August 8, 2022, which will be the fifth (5th) business day in the United States following the date of pricing of the Securities. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of Securities in the secondary market generally are required to settle within two (2) business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Securities who wish to trade the Securities on the date of this prospectus supplement or the next two (2) succeeding business days, will be required, because the Securities initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Securities who wish to trade on the date of this prospectus supplement or the next two (2) succeeding business days should consult their own legal advisers.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, relevant persons.

Singapore SFA Product Classification – In connection with Section 309B of the Securities and Futures Act 2001 of Singapore (the “SFA”) and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Securities are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16L Notice on Recommendations on Investment Products).

To the extent any dealer that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Securities in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.